MDS Inc. 100 International Blvd. Toronto, Ontario Canada, M9W 6J6	Tel: 416 675-7661
Direct Tel: 416 213 4082 Fax: 416 675-4095 Email: pbrent@mdsinc.com

March 28, 2005

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE: MDS INC.

The electronic version of the Annual Report for 2004 is being re-filed as:

  there was a problem with the photographs of the Board of Directors on the electronic version previously filed; and
  the auditors required that a comment be added to the date of their Report (December 14, 2004) on the financial statements as follows: (except as to note 29 which is at December 23, 2004).

There are no other modifications to the Annual Report as mailed to shareholders on January 27, 2005.

Yours very truly,

MDS INC.

/s/ Peter E. Brent

Peter E. Brent
Sr. Vice-President & General Counsel
and Corporate Secretary